Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
(In thousands)	2013	2012	2012	2011	2010	2009	2008
Fixed charges:
Interest expense, including floor plan interest (1)	$20,211	$21,926	$83,626	$90,894	$100,990	$114,221	$121,057
Capitalized interest	544	31	1,198	2,290	2,330	702	1,543
Rent expense (interest factor)	6,341	6,411	25,495	27,942	28,962	29,541	29,660

Total fixed charges	27,096	28,368	110,319	121,126	132,282	144,464	152,260

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	35,570	35,057	141,233	133,262	83,092	32,537	(755,755)
Add: Fixed charges	27,096	28,368	110,319	121,126	132,282	144,464	152,260
Less: Capitalized interest	(544)	(31)	(1,198)	(2,290)	(2,330)	(702)	(1,543)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$62,122	$63,394	$250,354	$252,098	$213,044	$176,299	$(605,038)

Ratio of earnings to fixed charges	2.3 x	2.2 x	2.3 x	2.1 x	1.6 x	1.2 x	(757,298)

(1)	Includes interest expense associated with discontinued operations.